Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(amounts in thousands)

	Nine Months ended September 30, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	249,435	371,766	77,220	(1,077,601)	205,000	120,868
Add: Fixed charges from below	136,629	156,852	289,374	564,614	617,504	430,384

Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense, and fixed charges	386,064	528,618	366,594	(512,987)	822,504	551,252

Fixed charges:
Interest expenses	136,629	156,852	289,374	564,614	617,504	430,384
Total fixed charges	136,629	156,852	289,374	564,614	617,504	430,384

Ratio of earnings (loss) to fixed charges	2.8	3.4	1.3	(1)	1.3	1.3

(1) For the year ended December 31, 2008, losses exceeded fixed charges by approximately $513.0 million. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.